May 2, 2025

Kit Shing Cheung
Chief Executive Officer
Thrive Capital Group Co., Ltd
Room 1109, 11/F, Tai Yau Building
No. 181 Johnston Road, Wanchai, Hong Kong

       Re: Thrive Capital Group Co., Ltd
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted April 9, 2025
           CIK No. 0002058349
Dear Kit Shing Cheung:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 3, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted April 9, 2025
Cover Page

1. We note your revised disclosure in response to prior comment 3, as well as your disclosure on page 23 that you have paid dividends to your shareholders in the past.
       Please provide additional detail regarding these dividends, including quantifying the amounts. Please make similar disclosure in your section regarding cash transfers beginning on page 3. Alternatively, please confirm that payment of the dividends did not occur during the time period covered by the registration statement. May 2, 2025
Page 2

       Please contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Cara Wirth at 202-551-7127 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Lawrence Venick